UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Harrington West Financial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

41383L 104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Northhaven Partners, L.P. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Northhaven Partners II, L.P. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Northhaven Partners III, L.P. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Northhaven Offshore, Ltd. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Northhaven Associates, LLC. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Northhaven Management, Inc. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Paul R. Burke IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 41383L104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Richard Brown IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CONTINUATION PAGES TO SCHEDULE 13GA

                        This Schedule 13GA is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke and Richard Brown (together with the Northaven Entities, the “Reporting Persons”).

Item 1.
	(a)	Name of Issuer Harrington West Financial Group, Inc. (the “Issuer” or the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 610 Alamo Pintado Road, Solvang, California 93463

Item 2.
(a)-(c) Name, Principal Address and Jurisdiction of Organization or Citizenship of Persons Filing:
	Name	Address of Principal Office	Jurisdiction of Organization/ Citizenship
	Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	New York

	Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	New York

	Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	New York

	Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Cayman Islands

	Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	New York

	Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	New York

	Paul R. Burke	375 Park Avenue, Suite 2709, New York, NY 10152	USA

	Richard Brown	375 Park Avenue, Suite 2709, New York, NY 10152	USA
	(d)	Title of Class of Securities Common Stock, $0.01 Par Value Per Share
	(e)	CUSIP Number

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)-(c)
	(i)	Northaven Partners, L.P. beneficially owns no shares.
	(ii)	Northaven Partners II, L.P. beneficially owns no shares.
	(iii)	Northaven Partners III, L.P. beneficially owns no shares.
	(iv)	Northaven Offshore, Ltd. beneficially owns no shares.
	(v)	Northaven Associates, LLC beneficially owns no shares.
	(vi)	Northaven Management, Inc. beneficially owns no shares.
	(vii)	Paul R. Burke and Richard Brown, as members of Northaven Associates, LLC, may each be deemed to beneficially own no shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or including the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner
			By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Director
	By:	s/Paul R. Burke
Name: Paul R/ Burke
		Title: Member	NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,		By:	s/Paul R. Burke
	as General Partner			Name: Paul R. Burke
Title: Member

	By:	s/Paul R. Burke	NORTHAVEN MANAGEMENT, INC.
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS III, L.P.			By:	s/Paul R. Burke
Name: Paul R. Burke
By:	Northaven Associates, LLC,			Title: Vice President
as General Partner

s/Paul R. Burke
	By:	s/Paul R. Burke
		Name: Paul R. Burke	s/Richard Brown
Title: Member

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1

Joint Filing Agreement, dated February 7, 2007, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke and Richard Brown